Sub-Item 77(C)
                 Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders, held on February 24, 2006, Shares were voted as summarized below on the following proposal presented to shareholders:

To approve the Investment Advisory Agreement between Forum Funds and Golden Capital Management, LLC with respect to Golden Large Core Value Fund and Golden Small Core Value Fund.



                                    For           Against        Abstain

Golden Large Core Value Fund        103,705       4,293          4,326

Golden Small Core Value Fund        330,740       6,558          13,931